CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Strategic Accelerated Redemption Securities® Linked to the Energy Select Sector SPDR® Fund, due September 17, 2012	704,254	$10.00	$7,042,540	817.64

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page S-10 of product supplement STR-2. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$7,042,540.00
Underwriting discount (1)	$0.125	$88,031.75
Proceeds, before expenses, to Bank of America Corporation	$9.875	$6,954,508.25

(1)

The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.975 per unit and $0.10 per unit, respectively.

Merrill Lynch & Co.
September 13, 2011

704,254 Units

Strategic Accelerated Redemption Securities®

Linked to the Energy Select Sector SPDR® Fund,

due September 17, 2012

$10 principal amount per unit

Term Sheet No. 718

Pricing Date September 13, 2011 Settlement Date September 16, 2011 Maturity Date September 17, 2012 CUSIP No. 06051N435

Strategic Accelerated Redemption Securities®

The notes have a maturity of approximately one year, and are callable at approximately 6, 9 and 12 months after issuance

The notes will be called at $10 per unit plus a Call Premium if the closing value per share of the Energy Select Sector SPDR® Fund (the “Index Fund”) on any Observation Date is equal to or greater than 100% of its Starting Value

The Call Premium is 25.60% per annum (equivalent to 12.80% if the notes are called on the first Observation Date, or 19.20% if the notes are called on the second Observation Date)

1-to-1 downside loss if the notes are not called, with no downside limit

Payments on the notes are subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Enhanced Return

Summary

The Strategic Accelerated Redemption Securities® Linked to the Energy Select Sector SPDR® Fund, due September 17, 2012 (the “notes”), are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes provide for an automatic call if the Observation Level of the Energy Select Sector SPDR® Fund (the “Index Fund”) on any Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive the Original Offering Price of the notes plus the applicable Call Premium. If your notes are not called, the amount you receive on the maturity date will not be greater than the Original Offering Price per unit and will be based on the percentage decrease in the price per share of the Index Fund from the Starting Value to the Ending Value. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes. Investors also must be prepared to have us call their notes on any Observation Date. Investors’ gain or loss generally will be long-term capital gain or loss if the notes are held for more than one year, and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, any capital gain or loss generally will be short-term capital gain or loss. Any such gain or loss is subject to certain tax implications, set forth under “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations.”

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-2. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)

Original Offering Price:	$10.00 per unit

Term:	Approximately one year

Market Measure:	Energy Select Sector SPDR® Fund (NYSE Arca symbol: “XLE”).

Starting Value:	65.12 (the volume weighted average on the pricing date)

Volume Weighted Average Price:	The price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Index Fund taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges.

Ending Value:	The Observation Level on the final Observation Date. If it is determined that a scheduled Observation Date is not a trading day, or if a Market Disruption Event occurs on a scheduled Observation Date, the Ending Value will be determined as more fully described beginning on page S-25 of product supplement STR-2.

Observation Level:	The Closing Market Price of the Index Fund on any Observation Date multiplied by the Price Multiplier.

Observation Dates:	March 12, 2012, June 12, 2012, and September 10, 2012 (the final Observation Date).

Call Level:	100% of the Starting Value

Call Amounts (per Unit):	$11.28 if called on March 12, 2012, $11.92 if called on June 12, 2012, and $12.56 if called on September 10, 2012.

Call Premium:	25.60% of the Original Offering Price per annum.

Call Settlement Date:	The fifth Banking Business Day following an Observation Date, if the notes are called on that Observation Date, subject to postponement as described on page S-25 of product supplement STR-2; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.

Threshold Value:	65.12 (100% of the Starting Value). Accordingly, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Price Multiplier	1, subject to adjustment for certain corporate events relating to the Index Fund described in product supplement STR-2

Calculation Agent:	MLPF&S, a subsidiary of BAC

Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.125 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-9.

Determining Payment on the Notes

Automatic Call Provision:

If on any Observation Date, the Observation Level is equal to or greater than the Call Level, the notes will be automatically called. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.

Payment at Maturity:

If the notes are not called prior to the maturity date, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

Strategic Accelerated Redemption Securities®	TS-2

Hypothetical Payment on the Notes

Set forth below are four hypothetical examples of payment calculations (rounded to two decimal places). These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Threshold Value, Call Level, Observation Level, and term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These hypothetical examples are based on:

1) a Starting Value and Threshold Value of 100.00;

2) a Call Level of 100.00, or 100% of the Starting Value;

3) a term of the notes from September 16, 2011 to September 17, 2012;

4) a Call Premium of 25.60% of the Original Offering Price per unit per annum; and

5) Observation Dates occurring March 12, 2012, June 12, 2012, and September 10, 2012.

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 65.12. For recent actual values of the Index Fund, see “The Index Fund” section below, beginning on page TS-10.

The Notes Are Called on One of the Observation Dates

The notes have not been previously called and the Observation Level on the relevant Observation Date is equal to or greater than the Call Level. Consequently, the notes will be called at $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on March 12, 2012, the Call Amount per unit will be:

$10.00 plus the Call Premium of $1.28 = $11.28 per unit.

Example 2

If the call is related to the Observation Date that falls on June 12, 2012, the Call Amount per unit will be:

$10.00 plus the Call Premium of $1.92 = $11.92 per unit.

Strategic Accelerated Redemption Securities®	TS-3

Example 3

If the call is related to the Observation Date that falls on September 10, 2012, the Call Amount per unit will be:

$10.00 plus the Call Premium of $2.56 = $12.56 per unit.

The Notes Are Not Called on Any of the Observation Dates

Example 4

The notes are not called on any of the Observation Dates and the Ending Value of the Index Fund on the final Observation Date is less than 100.00, the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the Original Offering Price per unit.

If the Ending Value is 85.00, or 85% of the Starting Value, the Redemption Amount will be:

$10 +	[	$10 ×	(85.00 – 100.00)	]	= $8.50 per unit
100.00

Strategic Accelerated Redemption Securities®	TS-4

Summary of the Hypothetical Examples

Notes Are Called on an Observation Date	Observation Date on March 12, 2012	Observation Date on June 12, 2012	Observation Date on September 10, 2012

Starting Value	100.00	100.00	100.00

Call Level	100.00	100.00	100.00

Observation Level on the Observation Date	110.00	105.00	105.00

Return of the Index Fund (excluding any dividends)	10.00%	5.00%	5.00%

Return of the Notes	12.80%	19.20%	25.60%

Call Amount per Unit	$11.28	$11.92	$12.56

Notes Are Not Called on Any Observation Date	Ending Value Is Less than the Threshold Value

Starting Value	100.00

Ending Value	85.00

Threshold Value	100.00

Return of the Index Fund (excluding any dividends)	-15.00%

Return of the Notes	-15.00%

Redemption Amount per Unit	$8.50

Strategic Accelerated Redemption Securities®	TS-5

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STR-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called prior to maturity, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return, if any, is limited to the return represented by the Call Premium.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return may be less than the return on a comparable investment directly in the Index Fund.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index Fund.

▪

In seeking to provide you with what we believe to be competitive terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes. The price at which you may sell the notes in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	The amount that you receive at maturity or upon a call will not be affected by all developments relating to the Index Fund.

▪

We cannot control actions by the Index Fund’s investment advisor, SSgA Funds Management, Inc. (“SSFM”), which may adjust the Index Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

▪	You will have no rights of a holder of the securities held by the Index Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies held by the Index Fund or included in the Underlying Index, we do not control any company held by the Index Fund or included in the Underlying Index, and are not responsible for any disclosure made by any other company.

▪	There are liquidity and management risks associated with the Index Fund.

▪	The performance of the Index Fund and the performance of the Underlying Index may vary.

▪	Risks associated with the Underlying Index or the underlying assets of the Index Fund will affect the share price of the Index Fund and hence, the value of the notes.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us and our affiliates of shares of companies held by the Index Fund or included in the Underlying Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	Our business activities relating to the companies held by the Index Fund or included in the Underlying Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Additional Risk Factors

MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P. The stocks included in each Select Sector Index, including the Underlying Index, are selected by MLPF&S (the “Index Compilation Agent”). The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of the company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the Select Sector Index assignment of the S&P 500® Index component stocks, which is the sole responsibility of the Index Compilation Agent. The Index Compilation Agent will compile the Select Sector Indices without regard to the notes. The Index Compilation Agent has no obligation to take the interests of the holders of the notes into consideration in compiling the Select Sector Indices, including when compiling the Underlying Index.

Strategic Accelerated Redemption Securities®	TS-6

S&P may cause an adjustment to the S&P 500® Index in a way that affects its level, and has no obligation to consider your interests. S&P is responsible for calculating and maintaining the S&P 500® Index, from which the stocks included in the Underlying Index are selected. S&P can add, delete, or substitute the stocks included in the S&P 500® Index or make other methodological changes that could change the level of the S&P 500® Index and therefore the composition and level of the Underlying Index. Changing the companies included in the Underlying Index may affect the level of the Underlying Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500® Index, any of which could adversely affect the value of the notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500® Index.

NYSE Euronext may discontinue the calculation or dissemination of the Underlying Index or adjust the methodology for calculating the Underlying Index in a way that affects its level, and NYSE Euronext has no obligation to consider your interests. NYSE Euronext is responsible for calculating and disseminating the Underlying Index. NYSE Euronext may make methodological changes that could change the level of the Underlying Index. Additionally, NYSE Euronext may discontinue or suspend calculation or dissemination of the Underlying Index, which could adversely affect the value of the notes. NYSE Euronext has no obligation to consider your interests in taking any of the foregoing actions.

The stocks included in the Underlying Index and the shares of companies held by the Index Fund are concentrated in one sector. All of the stocks included in the Underlying Index and consequently the stocks held by the Index Fund are issued by companies in the energy sector. As a result, the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the shares of companies held by the Index Fund or the stocks underlying the Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the energy sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The Underlying Index and the shares of companies held by the Index Fund are linked to the performance of the energy sector, and adverse conditions in the energy sector may reduce your return on the notes. All or substantially all of the equity securities included in the Underlying Index are issued by companies whose primary lines of business are directly associated with the energy sector. The profitability and stock prices of energy sector companies are affected by supply and demand both in their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending will likewise affect the performance of energy companies. In addition, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to energy conservation and the success of exploration projects. Weak demand for energy companies’ products or services or for energy products and services in general, as well as negative developments in other areas, would adversely impact the Underlying Index’s performance and the shares of companies held by the Index Fund. As a result of these factors, the value of the notes may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the energy sector.

Strategic Accelerated Redemption Securities®	TS-7

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the closing price per share of the Index Fund will be equal to or greater than the Call Level on any Observation Date and you seek an early exit prior to maturity at a premium in that case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the notes are called, regardless of the performance of the Index Fund from the Starting Value to the date on which the notes are called.

▪	You are willing to accept that the notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the Original Offering Price per unit.

▪	You accept that your investment will result in a loss, which could be significant, if the price per share of the Index Fund is below the Threshold Value on the final Observation Date.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index Fund with no expectation of receiving distributions from the Index Fund or receiving dividends or other benefits of owning the stocks held by the Index Fund.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payment on which depends on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You want to hold your notes for the full term.

▪	You anticipate that the price per share of the Index Fund will decrease from the Starting Value to the Ending Value.

▪	You anticipate that the Observation Level will not be equal to or greater than the Call Level on any Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends from the Index Fund or dividends or other distributions paid on the stocks held by the Index Fund.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

Closing Market Price

The provisions of this section supersede and replace the definition of “Closing Market Price” set forth in product supplement STR-2.

The “Closing Market Price” means:

(A)	If the Index Fund is listed or admitted to trading on a national securities exchange in the United States that is registered under the Securities Exchange Act of 1934 (“registered national securities exchange”), is included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the Financial Industry Regulatory Authority, Inc. (“FINRA”), or is quoted on a United States quotation medium or inter-dealer quotation system (e.g., the Pink-Sheets), then the Closing Market Price for any trading day means for one share of the Index Fund (or any other security underlying the Index Fund for which a Closing Market Price must be determined for purposes of the notes):

i.	the last reported sale price, regular way, on that day on the principal registered national securities exchange on which that security is listed or admitted to trading (without taking into account any extended or after-hours trading session);

ii.	if the last reported sale price is not obtainable on a registered national securities exchange, then the last reported sale price on the over-the-counter-market as reported on the OTC Bulletin Board or, if not available on the OTC Bulletin Board, then the last reported sale price on any other United States quotation medium or inter-dealer quotation system on that day (without taking into account any extended or after-hours trading session); or

iii.	if the last reported sale price is not available for any reason on a registered national securities exchange, on the OTC Bulletin Board, or on any other United States quotation medium or inter-dealer quotation system, then the Closing Market Price shall be the arithmetic mean of the bid prices on that day from as many dealers in that security, but not exceeding three, as have made bid prices available to the calculation agent after 3:00 p.m., local time in the principal market of the shares of the Index Fund (or any other security underlying the Index Fund for which a Closing Market Price must be determined for purposes of the notes) on that date (without taking into account any extended or after-hours trading session), or if there are no such bids available to the calculation agent, then the Closing Market Price shall be determined by the calculation agent in its sole discretion and reasonable judgment.

(B)	If the Index Fund is not listed on a registered national securities exchange, is not included in the OTC Bulletin Board, or is not quoted on any other United States quotation medium or inter-dealer system, then the Closing Market Price for any trading day means for one share of the Index Fund, the U.S. dollar equivalent of the last reported sale price (as determined by the calculation agent in its sole discretion and reasonable judgment) on that day on a foreign securities exchange on which that security is listed or admitted to trading with the greatest volume of trading for the calendar month preceding that trading day as determined by the calculation agent; provided that if the last reported sale price is for a transaction which occurred more than four hours prior to the close of that foreign exchange, then the Closing Market Price will mean the U.S. dollar equivalent (as determined by the calculation

Strategic Accelerated Redemption Securities®	TS-8

agent in its sole discretion and reasonable judgment) of the average of the last available bid and offer price on that foreign exchange.

(C)	If the Index Fund is not listed on a registered national securities exchange, is not included in the OTC Bulletin Board, is not quoted on any other United States quotation medium or inter-dealer quotation system, is not listed or admitted to trading on any foreign securities exchange, or if the last reported sale price or bid and offer are not obtainable, then the Closing Market Price will mean the average of the U.S. dollar value (as determined by the calculation agent in its sole discretion) of the last available purchase and sale prices in the market of the three dealers which have the highest volume of transactions in that security in the immediately preceding calendar month as determined by the calculation agent based on information that is reasonably available to it.

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

The notes will not be listed on any securities exchange. In the original offering, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of FINRA and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.05 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “General Risks Relating to the Notes,” beginning on page S-9 and “Use of Proceeds” on page S-18 in product supplement STR-2.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Strategic Accelerated Redemption Securities®	TS-9

The Index Fund

We have derived all information regarding the Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with the Index Fund, and the Index Fund does not have any obligations with respect to the notes. This term sheet relates only to the notes and does not relate to the shares of the Index Fund or securities included in the Underlying Index described below. Neither we nor MLPF&S has or will participate in the preparation of the publicly available documents described below. Neither we nor MLPF&S has made any due diligence inquiry with respect to the Index Fund in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Index Fund have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Index Fund could affect the value of the shares of the Index Fund on each Observation Date and therefore could affect your return on the notes.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located at the SEC’s facilities or through the SEC’s website by reference to SEC file numbers 333-57791 and 811-08837. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The Index Fund trades on the NYSE Arca under the ticker symbol “XLE.” The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Energy Select Sector Index (the “Underlying Index”). The Index Fund is composed of companies that primarily develop and produce crude oil and natural gas, and provide drilling and other energy-related services. As of August 31, 2011, there were 44 energy companies included in the Index Fund. The Index Fund currently has an expense ratio of approximately 0.20% per year. As of August 31, 2011, the five largest company weights were Exxon Mobil Corporation (17.26%), Chevron Corporation (14.24%), Schlumberger Limited (7.26%), ConocoPhillips (4.99%), and Occidental Petroleum Corporation (4.32%). The two sector weights were Oil Gas & Consumable Fuels (78.01%) and Energy Equipment & Services (21.99%).

The Index Fund pursues a “replication strategy” in attempting to track the performance of the Underlying Index. The Index Fund typically invests in substantially all of the securities represented in the Underlying Index in approximately the same proportions as the Underlying Index.

The Energy Select Sector Index

We have derived all information contained in this term sheet regarding the Underlying Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. This information reflects the policies of, and is subject to change by S&P. The Underlying Index was developed by, and is calculated, maintained and published by S&P.

The Underlying Index (Index symbol: “IXE”) is a modified market capitalization-based index. The Underlying Index is intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of energy products. Companies in the Underlying Index develop and produce crude oil and natural gas and provide drilling and other energy related services, including services relating to airlines, marine, road and rail, and transportation infrastructure companies. The Underlying Index, which serves as a benchmark for the Index Fund, was established with a value of 250.00 on June 30, 1998.

The Underlying Index is one of the Select Sector Indices. The Select Sector Indices are sub-indices of the S&P 500® Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the combined companies of the ten Select Sector Indices represent all of the companies in the S&P 500® Index. The industry indices are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The ten Select Sector Indices seek to represent the S&P 500® Index sectors. The S&P 500® Index sectors, with the approximate percentage of the market capitalization of the S&P 500® Index included in each sector as of August 31, 2011, indicated in parentheses, are: Consumer Discretionary (10.69%); Consumer Staples (11.35%); Energy (12.40%); Financials (14.24%); Health Care (11.84%); Industrials (10.52%); Information Technology (18.65%); Materials (3.56%); Telecommunication Services (3.08%); and Utilities (3.67%). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

•	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500® Index.

•

The ten Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

•

The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of that company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

•

Each Select Sector Index is calculated by NYSE Euronext using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. However, under certain conditions, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base–weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business, and should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies NYSE Euronext that a Component Stock’s Select Sector Index assignment should be changed, NYSE Euronext will disseminate notice of the change following its standard procedure for announcing index changes and will implement the

Strategic Accelerated Redemption Securities®	TS-10

change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

Index Fund Historical Data

The following table sets forth the high and low closing prices of the shares of the Index Fund for the calendar quarters from the first quarter of 2006 through the pricing date. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of shares of the Index Fund should not be taken as an indication of future performance, and we cannot assure you that the price per share of the Index Fund will not decrease. In addition, we cannot assure you that the price per share of the Index Fund will increase.

	High	Low
2006
First Quarter	57.95	51.19
Second Quarter	59.82	50.16
Third Quarter	58.81	50.88
Fourth Quarter	61.85	51.00

2007
First Quarter	61.00	54.05
Second Quarter	71.10	60.87
Third Quarter	75.70	65.05
Fourth Quarter	80.40	71.16

2008
First Quarter	80.40	67.27
Second Quarter	90.25	75.10
Third Quarter	88.97	61.65
Fourth Quarter	62.36	40.00

2009
First Quarter	51.95	38.12
Second Quarter	53.95	43.36
Third Quarter	55.89	44.52
Fourth Quarter	59.76	51.97

2010
First Quarter	60.30	53.74
Second Quarter	62.07	49.68
Third Quarter	56.31	49.38
Fourth Quarter	68.25	56.11

2011
First Quarter	80.01	67.78
Second Quarter	80.44	70.99
Third Quarter (through the pricing date)	79.79	62.33

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Index Fund.

The S&P 500® Index

“Standard & Poor’s®”, “Standard & Poor’s 500TM”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 31, 2011, 403 companies included in the S&P 500® Index traded on the New York Stock Exchange, and 97 companies included in the S&P 500® Index traded on The NASDAQ Stock Market. August 31, 2011, the average market capitalization of the companies included in the S&P 500® Index was $22.26 billion. As of that date, the largest component of the S&P 500® Index had a market capitalization of $364.73 billion, and the smallest component of the S&P 500® Index had a market capitalization of $0.99 billion.

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

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S&P calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the S&P 500® Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

S&P 500® Index Maintenance

S&P 500® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. S&P 500® Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

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Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract linked to the Index Fund that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the value of the Index Fund.

•

Under this characterization and tax treatment of the notes, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, your capital gain or loss generally will be short-term capital gain or loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a callable single financial contract linked to the Index Fund that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the value of the Index Fund. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a callable single financial contract linked to the Index Fund for U.S. federal income tax purposes. If the notes did not constitute a callable single financial contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STR-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations. The discussion in this section and in the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-2 assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Settlement at Maturity or Sale, Exchange, or Redemption Prior to Maturity. Assuming that the notes are properly characterized and treated as callable single financial contracts linked to the Index Fund for U.S. federal income tax purposes, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement STR-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, a U.S. Holder’s capital gain or loss generally will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Because the Index Fund is a type of financial asset described under Section 1260 of the Code, while the matter is not entirely clear, there may exist a risk that an investment in the notes will be treated as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income (the “Excess Gain”). Although not clear, the Excess Gain may equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the notes, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the Index Fund at fair market value on the original issue date for an amount equal to the issue price of the notes and sold such amount of the Index Fund upon the date of sale, exchange, redemption, or settlement of the notes at fair market value. In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption, or settlement). U.S. Holders should consult their tax advisor regarding the potential application of Section 1260 of the Code to an investment in the notes.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the Code concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

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Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the notes offered by this Note Prospectus have been completed and executed by BAC, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this Note Prospectus, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our Current Report on Form 8-K dated April 28, 2011.

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Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003417/g18702p5e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is our registered service mark.

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